Exhibit 99.8

PRESS RELEASE

Oman: TotalEnergies launches the Marsa LNG project
and deploys its multi-energy strategy in the Sultanate of Oman

Paris, April 22, 2024 – During a visit in Muscat on April 21st, Patrick Pouyanné, Chairman and CEO of TotalEnergies met with His Majesty Sultan Haitham bin Tariq Al Said and His Excellency Eng. Salim bin Nasser Al Aufi, Minister of Energy & Minerals, to reaffirm the long-term partnership between TotalEnergies and the Sultanate of Oman.

On the occasion of this visit, Patrick Pouyanné and Mr. Mulham Basheer Al Jarf, Chairman of OQ, the Oman National Oil Company, announced the Final Investment Decision (FID) of the Marsa LNG project.

TotalEnergies had signed a Sale and Purchase Agreement (SPA) with Oman LNG to offtake 0.8 Mtpa of LNG for ten years from 2025, making the Company one of the main offtaker of Oman LNG's production.

Finally, TotalEnergies (49%) and OQ Alternative Energy (51%), the national renewable energy champion, have confirmed being at an advanced stage of discussions to jointly develop a portfolio of up to 800 MW, including the 300 MWp solar project that will supply Marsa LNG

Marsa LNG, an innovative integrated project

Through their joint company Marsa Liquefied Natural Gas (“Marsa”), TotalEnergies (80%) and OQ (20%) launch the integrated Marsa LNG project which combines:

•	upstream gas production: 150 Mcf/d of natural gas, coming from the 33.19% interest held by Marsa in the Mabrouk North-East field on onshore Block 10, which will provide the required feedstock for the LNG plant. Block 10 production started in January 2023 and reached plateau in April 2024. The FID allows Marsa LNG to extend its rights in Block 10 until its term in 2050.

•	downstream gas liquefaction: a 1 Mt/y capacity LNG liquefaction plant will be built in the port of Sohar. The LNG production is expected to start by first quarter 2028 and is primarily intended to serve the marine fuel market (LNG bunkering) in the Gulf. LNG quantities not sold as bunker fuel will be off-taken by TotalEnergies (80%) and OQ (20%).

•	renewable power generation: a dedicated 300 MWp PV solar plant will be built to cover 100% of the annual power consumption of the LNG plant, allowing a significant reduction in greenhouse gas emissions.

Setting very low carbon intensity standards for the next generation of LNG plants

The Marsa LNG plant will be 100% electrically driven and supplied with solar power, positioning the site as one of the lowest GHG emissions intensity LNG plants ever built worldwide, with a

GHG intensity below 3 kg CO2e/boe. (for reference, the average emission intensity of LNG plants is around 35 kg CO2e/boe - this represents a reduction in emissions of more than 90%).

The main Engineering, Procurement and Construction contracts have been awarded to Technip Energies for the LNG plant and to CB&I for the 165,000 m3 LNG tank.

The Marsa LNG project will generate long-term employment opportunities and significant socio-economic benefits for the city of Sohar and the region.

The first LNG bunkering hub in the Middle East

The ambition of the Marsa LNG project is to serve as the first LNG bunkering hub in the Middle East, showcasing an available and competitive alternative marine fuel to reduce the shipping industry's emissions. Compared to conventional marine fuel, LNG helps to cut:

•	Greenhouse gas emissions by up to 23%,
•	Nitrogen oxide emissions by up to 85%.
•	Sulfur emissions by 99%,
•	Fine particle emissions by 99%.

“We are proud to open a new chapter in our history in the Sultanate of Oman with the launch of the Marsa LNG project, together with our partner OQ, demonstrating our long-term commitment to the country. We are especially pleased to deploy the two pillars of our transition strategy, LNG and renewables, and thus support the Sultanate on a new scale in the sustainable development of its energy resources”, said Patrick Pouyanné, Chairman and CEO of TotalEnergies. “This very innovative project illustrates our pioneer spirit and showcases the relevance of our integrated multi-energy strategy, with the ambition of being a responsible player in the energy transition. By paving the way for the next generation of very low emission LNG plants, Marsa LNG is contributing to making gas a long-term transition energy.”

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TotalEnergies in Oman

TotalEnergies has been present in Oman since 1937.

In the first quarter 2024, TotalEnergies’ production in Oman was 61 kboe/d. TotalEnergies produces oil in Block 6 (4%), natural gas in Block 10 (26.55% via Marsa LNG LLC) as well as LNG through its participation in the Oman LNG (5.54%)/Qalhat LNG (2.04% via Oman LNG) liquefaction complex with an overall capacity of 11.4 Mtpa. TotalEnergies is currently conducting exploration activities in Block 12 (50%, operator), and is appraising Block 11 (22.5%).

TotalEnergies also contributes to the development of renewables in the country, such as the largest solar photovoltaic system built to provide power for a desalination plant in Oman (17 MWp – 30,000 MWh/y), in a joint-venture with Veolia, which began commercial operation in April 2023.

TotalEnergies, the world’s third largest LNG player

TotalEnergies is the world’s third largest LNG player with a global portfolio of 44 Mt/y in 2023 thanks to its interests in liquefaction plants in all geographies. The Company benefits from an integrated position across the LNG value chain, including production, transportation, access to more than 20 Mt/y of regasification capacity in Europe, trading, and LNG bunkering. TotalEnergies’ ambition is to increase the share of natural gas in its sales mix to close to 50% by 2030, to reduce carbon emissions and eliminate methane emissions associated with the gas value chain, and to work with local partners to promote the transition from coal to natural gas.

TotalEnergies supports the role of LNG in shipping’s energy transition

Marine LNG sharply reduces emissions from ships and significantly improves air quality, in particular when at berth, for the benefit of port cities and communities in coastal areas. Used as a marine fuel, LNG helps to cut greenhouse gas emissions by up to 23% compared to conventional marine fuel and has the potential to reduce emissions significantly more if bio or synthetic LNG is used. As such, marine LNG is a sustainable, affordable and immediately available way of reducing emissions in the shipping sector. TotalEnergies has actively invested in LNG bunkering infrastructure, critical to supporting its shipping customers' adoption of LNG as a marine fuel. The Company currently deploys three LNG bunker vessels: the Gas Agility at the Port of Rotterdam, Netherlands, the Gas Vitality at the Port of Marseille-Fos, France, and the Brassavola at the Port of Singapore.

About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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